Exhibit 99.1

Company announcement – No. 41 / 2021

Zealand Pharma Announces U.S. Commercial Availability of ZEGALOGUE® (dasiglucagon) injection

Zealand Pharma Announces U.S. Commercial Availability of ZEGALOGUE® (dasiglucagon) injection

•	ZEGALOGUE now available in both an auto-injector and prefilled syringe for the treatment of severe hypoglycemia in patients with diabetes aged 6 years and older

•	Zealand Pharma introduces ConnectedCareTM patient support program to facilitate access with educational and affordability resources for people with diabetes and their caregivers

Copenhagen, DK and Boston, MA, U.S. June 24, 2021 – Zealand Pharma A/S (Nasdaq: ZEAL) (CVR-no. 20045078) a biotechnology company focused on the discovery, development and commercialization of innovative peptide-based medicines, today announced that ZEGALOGUE® (dasiglucagon) injection 0.6mg/0.6mL is now commercially available in the U.S. in both an auto-injector and prefilled syringe.

“We are thrilled to announce that ZEGALOGUE is now available to support people with diabetes and their caregivers,” said Frank Sanders, President of U.S. Operations for Zealand Pharma. “One of the most frightening aspects of living with type 1 diabetes is the ever-present worry that an unexpected severe hypoglycemic event could occur at any time. This can be especially worrisome for people who are preparing for travel, the back to school season with a resumption of in-person learning, and other events away from home after a long period of isolation during the pandemic. The commercial availability of ZEGALOGUE brings us one step closer to helping people feel confident and prepared to address the unpredictable nature of severe hypoglycemia.”

“Each minute that passes during a severe hypoglycemic incident increases the risk of additional, and more serious, consequences, which underscores the need for treatments that work quickly and consistently,” said Stuart Weinzimer, MD, a Professor of Pediatric Endocrinology at the Yale School of Medicine. “Rescue therapies are under-prescribed for people with diabetes. It is critical for patients and families to discuss hypoglycemia and available rescue therapies with their clinicians, particularly as students with diabetes return to school. Similar to how other emergency treatments for food allergies are widely available and prescribed, we anticipate that the availability of new products like ZEGALOGUE will increase the awareness and importance of having rescue therapies offered to patients at risk of having very low blood sugar.”

Zealand is committed to making a positive difference in the lives of patients with diabetes and ensuring that ZEGALOGUE is available to as many people at risk for severe hypoglycemia as possible.

“We are proud to introduce Zealand Pharma ConnectedCare, a comprehensive patient support program designed to offer affordability resources, reimbursement and educational support to help address the diverse needs of patients and caregivers,” said Mr. Sanders.

The program includes co-pay support for eligible commercially insured patients who may pay as little as $25 for up to two ZEGALOGUE devices per fill, and the opportunity to receive home prescription delivery.  Information on Zealand Pharma ConnectedCare is available at https://link.edgepilot.com/s/153f52d2/Ev5bOuGW1k6Z5dqFlh8hPw?u=http://www.zegalogue.com/.

The U.S. Food and Drug Administration (FDA) approved ZEGALOGUE on March 22, 2021 for the treatment of severe hypoglycemia in pediatric and adult patients with diabetes aged 6 years and above.

Severe hypoglycemia is an acute, life-threatening condition resulting from a critical drop in blood glucose levels associated primarily with insulin therapy and is one of the most feared complications of diabetes treatment1. Children with diabetes on insulin are particularly affected, with 7 out 100 children up to the age of 18 reporting severe hypoglycemia in the previous 6 months2. While patients have the ability to monitor and adjust their blood glucose levels to remain in proper glycemic control, it’s not always possible to prevent a severe hypoglycemic event.

INDICATION

ZEGALOGUE (dasiglucagon) injection is indicated for the treatment of severe hypoglycemia in pediatric and adult patients with diabetes aged 6 years and above.

IMPORTANT SAFETY INFORMATION

Contraindications

ZEGALOGUE is contraindicated in patients with pheochromocytoma because of the risk of substantial increase in blood pressure and in patients with insulinoma because of the risk of hypoglycemia.

Warnings and Precautions

ZEGALOGUE is contraindicated in patients with pheochromocytoma because glucagon products may stimulate the release of catecholamines from the tumor. If the patient develops a substantial increase in blood pressure and a previously undiagnosed pheochromocytoma is suspected, 5 to 10 mg of phentolamine mesylate, administered intravenously, has been shown to be effective in lowering blood pressure.

In patients with insulinoma, administration of glucagon products may produce an initial increase in blood glucose; however, ZEGALOGUE administration may directly or indirectly (through an initial rise in blood glucose) stimulate exaggerated insulin release from an insulinoma and cause hypoglycemia. ZEGALOGUE is contraindicated in patients with insulinoma. If a patient develops symptoms of hypoglycemia after a dose of ZEGALOGUE, give glucose orally or intravenously.

Allergic reactions have been reported with glucagon products; these include generalized rash, and in some cases anaphylactic shock with breathing difficulties and hypotension. Advise patients to seek immediate medical attention if they experience any symptoms of serious hypersensitivity reactions.

ZEGALOGUE is effective in treating hypoglycemia only if sufficient hepatic glycogen is present. Patients in states of starvation, with adrenal insufficiency or chronic hypoglycemia may not have adequate levels of hepatic glycogen for ZEGALOGUE administration to be effective. Patients with these conditions should be treated with glucose.

Adverse Reactions

The most common adverse reactions (≥2%) associated with ZEGALOGUE in adults were nausea, vomiting, headache, diarrhea and injection site pain; in pediatrics: nausea, vomiting, headache and injection site pain.

Drug Interactions

Patients taking beta-blockers may have a transient increase in pulse and blood pressure when given ZEGALOGUE. In patients taking indomethacin, ZEGALOGUE may lose its ability to raise blood glucose or may produce hypoglycemia. ZEGALOGUE may increase the anticoagulant effect of warfarin.

Please click here to see the full Prescribing Information for Zegalogue.

1 Strandberg RB, et al. Diabetes Res Clin Pract. 2017:11-19.

2 Saydah S et al. Endocrinol Diab Metab. 2019;2:e00057

# # #

About Zealand Pharma A/S

Zealand Pharma A/S (Nasdaq: ZEAL) ("Zealand") is a biotechnology company focused on the discovery, development, and commercialization of peptide-based medicines. More than 10 drug candidates invented by Zealand have advanced into clinical development, of which two have reached the market. Zealand’s robust pipeline of investigational medicines includes three candidates in late-stage development. Zealand markets V-Go®, a basal-bolus insulin delivery option for people with diabetes, and has received FDA approval for Zegalogue, (dasiglucagon), the first and only glucagon analogue for the treatment severe hypoglycemia in pediatric and adult patients with diabetes aged 6 and above. License collaborations with Boehringer Ingelheim and Alexion Pharmaceuticals create opportunity for more patients to potentially benefit from Zealand-invented peptide investigational agents currently in development.

Zealand was founded in 1998 in Copenhagen, Denmark, and has presence throughout the U.S. that includes key locations in Boston, and Marlborough (MA). For more information about Zealand’s business and activities, please visit https://link.edgepilot.com/s/8e468519/kB0oI_co8UKKLsK0TWIMRQ?u=http://www.zealandpharma.com/.

ZEGALOGUE ® is a registered trademark of Zealand Pharma A/S.

Forward-Looking Statement

This press release contains “forward-looking statements”, as that terms is defined in the Private Securities Litigation Reform Act of 1995, as amended, that provide Zealand Pharma’s expectations or forecasts of future events regarding the research, development and commercialization of pharmaceutical products. These forward-looking statements may be identified by words such as “aim,” “anticipate,” “believe,” “could,” “estimate,” “expect,” “forecast,” “goal,” “intend,” “may,” “plan,” “possible,” “potential,” “will,” “would” and other words and terms of similar meaning. You should not place undue reliance on these statements, or the scientific data presented. The reader is cautioned not to rely on these forward-looking statements. Such forward-looking statements are subject to risks, uncertainties and inaccurate assumptions, which may cause actual results to differ materially from expectations set forth herein and may cause any or all of such forward-looking statements to be incorrect, and which include, but are not limited to, the occurrence of adverse safety events; risks of unexpected costs or delays; unexpected concerns that may arise from additional data, analysis or results obtained during clinical trials; failure to protect and enforce our data, intellectual property and other proprietary rights and uncertainties relating to intellectual property claims and challenges; regulatory authorities may require additional information or further studies, or may fail to approve or may delay approval of our drug candidates or expansion of product labeling; failure to obtain regulatory approvals in other jurisdictions; product liability claims; and the direct and indirect impacts of the ongoing COVID-19 pandemic on our business, results of operations and financial condition. If any or all of such forward-looking statements prove to be incorrect, our actual results could differ materially and adversely from those anticipated or implied by such statements. The foregoing sets forth many, but not all, of the factors that could cause actual results to differ from our expectations in any forward-looking statement. All such forward-looking statements speak only as of the date of this press release and are based on information available to Zealand Pharma as of the date of this release. We do not undertake to update any of these forward-looking statements to reflect events or circumstances that occur after the date hereof. Information concerning pharmaceuticals (including compounds under development) contained within this material is not intended as advertising or medical advice.

For further information, please contact:

Investor Relations
Claudia Styslinger
Argot Partners
investors@zealandpharma.com

Media Relations
Ashley Paskalis
Syneos Health
Ashley.Paskalis@syneoshealth.com